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                             April 28, 2021

       Leslie Cross
       Interim Chief Executive Officer
       Salona Global Medical Device Corporation
       2800 Park Place
       666 Burrard Street
       Vancouver, British Columbia
       V6C 2Z7

                                                        Re: Salona Global
Medical Device Corporation
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted April 20,
2021
                                                            CIK No. 0001617765

       Dear Mr. Cross:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Use of Proceeds, page 54

   1. We note your response to prior comment 3. If still true, please expand to disclose that you do not currently
have any businesses targeted for acquisitions.
       Signatures, page II-7

   2. We note your response to prior comment 6. Instruction 1 to Signatures on Form S-1 requires, in relevant
part, that the registration statement shall be signed by the company's controller or
principal accounting officer. If the person who performs the
 Leslie Cross
Salona Global Medical Device Corporation
April 28, 2021
Page 2
      functions of your principal accounting officer has signature line on the registration statement, please revise the corresponding parenthetical descriptor under the Title column to indicate that such person is, or also is, signing in the capacity of your principal accounting officer.
       You may contact Tracey McKoy at 202-551-3772 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameLeslie Cross
                                                     Division of Corporation
Finance
Comapany NameSalona Global Medical Device Corporation
                                                     Office of Life Sciences
April 28, 2021 Page 2
cc:       Richard Raymer, Esq.
FirstName LastName